FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Dividends payment. Installment 6 of 6

Autonomous City of Buenos Aires, October 17, 2023

Dividends payment. Installment 6 of 6.

The Shareholders of Banco BBVA Argentina S.A. are hereby notified that in accordance with the resolutions of the General Ordinary and Extraordinary Shareholders' Meeting held on April 28, 2023, the authorization of the Argentine Financial and Exchange Institutions Authority of the Argentine Central Bank obtained on May 31, 2023 and the Board of Directors' meeting held on June 7, 2023, the shares of Banco BBVA Argentina S.A., the Bank will proceed to make available and pay to its existing shareholders on the Bank's share register, as of October 27, 2023 (“Cut-Off Date”) of Installment 6, as of November 1, 2023 (“Payment Date”), a dividend, by means of the delivery of:

(i)	Payment in Kind: Up to 8,254,072,169 par value of the National Treasury Bill in Pesos Adjusted by CER at a discount due November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) at a ratio of par value 13.4714156856 of the above mentioned security for each Company share of Ps. 1 par value, which represents 1370.99 % of the capital stock of Ps. 612,710,079. Fractions of less than 1 will be settled in Pesos; or

(ii)	Cash option: Up to Ps. 8,400,169,246.50 at a ratio of Ps. 13.7098597435 for each Company share of Ps. 1 par value.

Payments will be made in kind, except for those shareholders who expressly elect to receive their dividend in cash in Argentine pesos. The final amounts of the nominal values or pesos detailed in items (i) and (ii) above will depend on the exercise of the option of payment in pesos.

General terms and conditions of dividend payment.

Payment date: November 1.

Cut-off date: October 27.

Those shareholders who hold their shares in the Shareholders Registry kept by Caja de Valores S.A. on behalf of Banco BBVA Argentina S.A. should contact such entity at the e-mail address corporateactions-arg@bbva.com to obtain information on the procedure applicable for the purpose of disposing of the securities as dividends in kind.

It is expressly stated that the Shareholders holdings recorded as of the Cut-Off Date for each installment will be the only ones taken into account for purposes of the payment of the declared dividend. Notices given by those who are not holders of shares of Banco BBVA Argentina S.A. as of the Cut-Off Date shall be deemed not to have been submitted and shall be null and void.

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Cash payment option

Those shareholders who wish to receive their dividend in Argentine pesos must send a written notice, signed by the holder of the shares, from October 17 through October 27, 2023, inclusive, on business days within said period, from 10:00 a.m. to 3:00 p.m., to Banco BBVA Argentina S.A. at the following e-mail address: corporateactions-arg@bbva.com, or to Reconquista 199 EP, Autonomous City of Buenos Aires, C/O Ezequiel Serra. The option will be valid exclusively for this installment. Those shareholders who hold their shares in a Caja de Valores depositary must send such notice through their custodian agent, detailing ownership and account number. The resulting funds will be wired to the bank account informed by their agent.

Such option may not be partially exercised, and will apply to the total of the shareholder's position as of the cut-off date.

The dividend will be made available through Banco BBVA Argentina S.A. from 10:00 a.m. to 3:00 p.m., at Av. Córdoba 111, Autonomous City of Buenos Aires.

Payment in Kind

The dividend will be made available as from the date indicated above, through Caja de Valores S.A., located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m., where the required formalities must be complied with and settlements will be made in accordance with the regulatory deadlines.

American Depositary Shares (ADSs)

Holders of American Depositary Shares (ADSs) will receive payment through the depository bank, Bank of New York Mellon, as of the date resulting from the application of the rules in force in the jurisdiction where Banco BBVA Argentina S.A.'s ADSs are listed. In this regard, the cut-off and/or payment dates may differ from those reported herein.

Tax withholdings

From the distribution of dividends, the amounts duly paid by Banco BBVA Argentina S.A., in its capacity as Substitute Obligor for the Personal Property Tax corresponding to the periods 2021 and 2022 of Shareholders who have been subject to such tax, shall be deducted, as the case may be, in accordance with the terms of the last paragraph of section incorporated by Law No. 26,452 after section 25 of Law No. 23,966.

It is also informed that such payment is subject to the 7% withholding established in article 97 of the Income Tax Law, text as amended in 2019 (provided that the beneficiaries of the dividends are individuals and undivided estates resident in the country and beneficiaries abroad) but will not be subject to the 35% withholding established in article 74 of the Income Tax Law, text as amended in 2019". For those shareholders included in the law, a ratio of nominal value 12,5284165876 of the mentioned security will be taken for each

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Company share of Ps. 1 par value, and in case of option in Argentine pesos to a ratio of value Ps. 12,7501695614.- for each Company share of $ 1 par value.

Sincerely,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: October 17, 2023	By:	/s/ Carmen Morillo Arroyo

Name: Carmen Morillo Arroyo
Title: Chief Financial Officer